UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING




(Check one):  _X_ Form 10-K  ___ Form 20-F    ___ Form 11-K   ___ Form 10-Q
              ___ Form 10-D  ___ Form N-SAR   ___ Form N-CSR

For Period Ended:  March 31, 2011
                  -----------------
               __ Transition Report on Form 10-K
               __ Transition Report on Form 20-F
               __ Transition Report on Form 11-K
               __ Transition Report on Form 10-Q
               __ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Q Lotus Holdings, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 500 N Dearborn St, STE 605
City, State and Zip Code: Chicago, IL 60654

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   _X_(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
   _X_(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton
           Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
   _X_(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   The Company is awaiting key information required for a complete and accurate filing. (Attach extra Sheets if Needed)

                          PART IV -- OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification
                      Gary Rosenberg        (312)         379-1800
                         (Name)          (Area Code)  (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                    _X_ Yes   ___ No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    ___ Yes   _X_ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Gary Rosenberg
                                ________________
                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 2011                          By: /s/ Gary Rosenberg
                                             Gary Rosenberg
                                             Chief Executive Officer